UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                       000-26393
                                                           ---------------------
                                                                 SEC FILE NUMBER


                                                                       48207D101
                                                                 ---------------
                                                                    CUSIP NUMBER

                                  (Check One):

      [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
                          [ ] Form N-SAR [ ]Form N-CSR
                      For Period Ended: December 31, 2006
                                        -----------------

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:  N/A
                                                  -------


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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I -- REGISTRANT INFORMATION

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     Full Name of Registrant:
               Jupitermedia Corporation

     Former Name if Applicable:
               INT Media Group, Incorporated (filings through 2002-10-15) internet.com Corporation (filings through 2001-05-15)

     Address of Principal Executive Office (Street and Number):
               23 Old Kings Highway South

     City, State and Zip Code
               Darien, Connecticut 06820


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PART II -- RULES 12b-25(b) AND (c)

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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or
[X] transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

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     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,
10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Due to the following factors: (i) the competing demands on the Company's resources due to activities related to discussions with Getty Images, Inc., which were terminated on March 7, 2007; (ii) a review of the Company's income taxes in connection with evaluating the impact of adopting FASB Interpretation No. 48; and (iii) a voluntary review of the Company's past stock option practices, the Company's Annual Report on Form 10-K could not be filed within the prescribed period without unreasonable effort or expense. In connection with those reviews, the Company determined that adjustments are required to be made with regard to its accounting for stock options granted to third-party consultants and in connection with acquisitions, during the years 1999 - 2001, to comply with SFAS No. 123 and related Emerging Issues Task Force 96-18. As a result of that determination, the Company made adjustments to certain items in its financial statements covering the years ended December 31, 1999 through December 31, 2003. Due to the fact that the Company only recently concluded these reviews, and despite diligent efforts, the Company was not able to complete its analyses of the various required changes within the time prescribed for filing the Company's Form 10-K. The Company believes that these accounting changes will not change its 2004, 2005 or 2006 results, and that the changes to certain aspects of its financial statements for the years prior to 2004 will not be material.

     The Company expects to file its Annual Report on Form 10-K for the year ended December 31, 2006, no later than April 2, 2007.


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PART IV -- OTHER INFORMATION

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     (1) Name and telephone number of person to contact in regard to this notification

Christopher S. Cardell                     (203)             662-2800
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(Name)                                     (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On March 14, 2007, Jupitermedia announced its unaudited results for the fourth quarter and year ended December 31, 2006 and furnished this information on a current report on Form 8-K with the Securities and Exchange Commission. Preliminary revenue for the fourth quarter and year ended 2006 was $34.8 million and $137.5 million, respectively, as compared to revenue of $33.2 million for the fourth quarter of 2005 and $113.8 million for the year ended 2005. Preliminary net income on a GAAP basis for the fourth quarter and year ended 2006 was $0.5 million, or $0.01 per diluted share, and $13.1 million, or $0.36 per diluted share, respectively, as compared to net income of $5.4 million, or $0.15 per diluted share, for the fourth quarter of 2005 and net income of $78.4 million, or $2.15 per diluted share for the year ended 2005.


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                            Jupitermedia Corporation
                            ------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 19, 2007    By:  /s/ Christopher S. Cardell
                              --------------------------------------
                         Name:  Christopher S. Cardell
                         Title: Director, President, and Chief Operating Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).